Tri-Tech Holding Reports Third Quarter 2013 Financial Results

Conference Call Scheduled on November 20, 2013 at 9:00 AM EST

BEIJING, November 19, 2013 /PRNewswire-Asia-CMV/ — Tri-Tech Holding Inc. (Nasdaq: TRIT), which provides turn-key water resources management, water and wastewater treatment, industrial safety and pollution control solutions, announced its financial performance for the third quarter ended September 30, 2013.

Tri-Tech CEO Phil Fan and CFO & COO Peter Dong will host a conference call at 9:00AM EST, November 20, 2013, (10:00PM Beijing/Hong Kong Time on November 20, 2013) to review the company's financial results and outlook of operations, to discuss our growth strategies and to respond to questions and comments.

To participate, call U.S. toll free number (877) 941- 2068 approximately 10 minutes before the call. International callers, please dial 1 (480) 629 - 9712. The conference ID number is 4652009. A live and archived webcast of the call will be available at http://public.viavid.com/index.php?id=106873.

In discussing third quarter results, Mr. Phil Fan, CEO of Tri-Tech Holding Inc., commented, “In an attempt to control costs, we implemented an8% reduction in headcount to control costs. Despite a decline in revenues, our rigorous selection of projects improved our gross margin and payment collectability. With payments received from the Ordos projects, as well as the divestiture of the Baodi land, we paid off our corporate bond as well as a few other financial obligations to improve our debt ratios and cash positions. While noting some promising signs of improvement, we projected a potential loss from our project in Yelaman Township, Buerjin County, Xinjiang Uygur Autonomous Region. We recognized approximately $1.6 million as bad debt. Although currently delayed, our Indian projects, which originally were to be completed in November 2013, received an approval for extension from the client. The extension extended the completion of the projects to 2015.

Highlights from our third quarter 2013 performance include the following:

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Chaoyang District, Beijing, P.R.C 100102

•	Cash and cash equivalents were approximately $12 million, an improvement of approximately $3.9 million when compared to the beginning of the period.
•	Operating activities generated approximately $1.9 million.
•	We achieved $9.1 million in revenues, a decline of 49.8% compared to $18.1 million from the same period in 2012.
•	Our cost of revenues was $6.8 million, a decline of 49.9% compared to $13.5 million from the same period in 2012.
•	Our loss from operations was $2.6 million, compared to a loss from operations of $0.28 million in the same period of 2012.

•	Our net loss was $1.2 million, compared to a net loss of $0.68 million in the same period of 2012.

•	Our Weighted average number of diluted shares outstanding was 8,215,536 compared to 8,407,085 the same period in 2012.

•	Our diluted loss per share was $0.15 compared to diluted loss per share of $0.08 in the same period of 2012.

2013 Q3 Financial Performance Metrics

Revenue

Our total revenues declined by 49.8%, compared to that from the same period last year. This decrease is primarily attributable to the Ordos and India projects. Revenue from the Ordos project decreased from $1,847,272 for the three months period ended September 30, 2012 to $0 in the same period 2013 because the project was substantially completed. The India projects didn’t recognize revenue in the third quarter of 2013, mainly because of the client received India government permissions late, redesigns per the client’s request and the recent rainy season. In the same period of 2012, the India projects recognized revenue of $4.1 million. We expect there will be project progress in the fourth quarter of 2013 or next year. In order to reduce cash flow pressures, we evaluated the projects we planned to bid on and elected not to bid on domestic build and transfer projects, which typically require significant investment and feature slower client payment periods.

For the nine months ended September 30, 2013, total revenues declined by 40.6%, compared to that from the same period last year. The nine-month decrease was mainly due to the our shift away from build and transfer projects and the progress in Ordos project and the India projects.

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Chaoyang District, Beijing, P.R.C 100102

Gross Margin

Our gross margin increased from 25.7% in the third quarter of 2012 to 25.8% in the third quarter of 2013. The slight increase was attributed to our selection of projects and the improvement of project implementation.

Our gross margin decreased from 26.0% for the nine months ended of 2012 to 23.2% in the same period 2013. The decrease resulted from increases in material and equipment costs, labor subcontracting costs and shifting from build and transfer projects.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation, marketing, travel and business entertainment expenses. In the third quarter of 2013, total selling and marketing expenses decreased by 40.7%, from $1,031,607 in the third quarter of 2012 to $611,776 in the same period of 2013. Compensation-related expenses decreased by 34.2% from $552,203 in the third quarter of 2012 to $363,134 in the same period of 2013 due to the downsizing. Our decreased headcount in sales also attributed to the decrease of traveling expenses, entertainment expenses and other expenses.

For the nine months ended September 30, 2013, total selling and marketing expenses decreased by 10.7%, from $2,806,453 in the first nine months of 2012 to $2,506,853 in the same period of 2013, mainly because of the downsizing and budget control. Compensation-related expenses increased by 6.0% from $1,260,994 for the nine months ended September 30, 2012 to $1,336,356 in the same period of 2013. This increase was primarily attributable to the compensation expense for laying off selling and marketing employees. As to such employees, we expect such expenses are a one - time expense.

Selling and marketing expenses for the three months ended and nine months ended September 30, 2013 constituted approximately 6.7% and 7.0% of total revenues, respectively.

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Chaoyang District, Beijing, P.R.C 100102

General and Administrative Expenses

General and administrative expenses consist primarily of compensation costs, rental expenses, professional fees, and other overhead expenses. General and administrative expenses increased by 4.7% from $3,908,026 in the third quarter of 2012 to $4,093,434 in the third quarter of 2013. Officers’ salary expenses, salaries for mid-level management and other office staff, rental expenses and insurance expenses declined because of the downsizing and budget control. Other general and administrative expenses increased by 43.2% from the amount in the third quarter of 2012 to the amount in the third quarter of 2013, including office expenses, utilities, travel, communication, other services support and bad debt expenses. We had a $96,808 non-cash option expense as a part of other general and administrative expense in the third quarter 2013 and $421,376 in the same period of 2012. A bad debt $1,589,516 was recognized from Buerjin in the third quarter of 2013. We projected a potential loss from our project in Yelaman Township, Buerjin County, Xinjiang Uygur Autonomous Region due to a dispute over quality controls as the quality of materials purchased from one of the suppliers became questionable. Since the client, the supplier and we couldn’t agree on the resolution of the issue, we determined that the potential risk exceeded our projection, and terminated the execution of the contract. Meanwhile, we started to seek solutions to protect and to defend our interests. Out of prudence, the Company recognized, in its worst case scenario, approximately $1.6 million as bad debt under General and Administrative Expenses. The Buerjin bad debt resulted in the final increase of the total general and administrative expenses.

General and administrative expenses decreased by 3.7% from $10,008,932 for the nine months ended September 30, 2012 to $9,635,485 in the same period of 2013. The officers’ salaries expenses, salaries for mid-level management and other office staff, rental expenses and insurance expenses declined because of the downsizing and budget control. Other general and administrative expenses increased by 4.9% from the amount for the nine months ended September 30, 2012 to the amount in the same period of 2013, including mainly office expenses, utilities, travel, communication, other services support and bad debt expenses. We had a $331,966 non-cash option expense as a part of other general and administrative expense for the nine months ended September 30, 2013 and $951,964 in the same period of 2012.

General and administrative expenses for the three months and nine months ended September 30, 2013 constituted approximately 45.0% and 26.9% of total revenues, respectively.

General and administrative expenses for the three months and nine months ended September 30, 2012 constituted approximately 21.5% and 16.6% of total revenues, respectively.

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Chaoyang District, Beijing, P.R.C 100102

Loss before Income Taxes

In the third quarter ended September 30, 2013, our net loss before provision for income taxes was $1,379,395, an increase of 59.4% compared to that of $865,198 in the same period of 2012. In the third quarter ended September 30, 2013, net loss attributable to the our shareholders was $1,230,576, an increase of 81.8%, from a net loss of $677,022 for the same period in 2012, mainly due to the significant decline of revenues.

For the nine months ended September 30, 2013, our net loss before provision for income taxes was $3,287,682, a decrease of 232.7% from net income of $2,476,774 in the same period in 2012. For the nine months ended September 30, 2013, net loss attributable to the our shareholders was $2,931,369, a decrease of 237.5% from net income of $2,131,990 for the same period in 2012, mainly due to the significant decline of revenue.

Liquidity and Capital Resources

Our liquidity and available capital resources are impacted by four key components: (i) cash and cash equivalents, (ii) operating activities, (iii) financing activities, and (iv) investing activities.

Cash and Cash Equivalents

As of September 30, 2013, our cash and cash equivalents amounted to $11,960,663. The restricted cash as of September 30, 2013 and December 31, 2012 amounted to $7,742,693 and $7,816,967, respectively, which are not included in the total amount of cash and cash equivalents. The restricted cash consisted of deposits as collateral for the issuance of letters of credit. Our subsidiaries that own these deposits do not have material cash obligations to any third parties. Therefore, the restriction does not impact our liquidity.

Operating Activities

Net cash provided by operating activities was $1,853,162 for the nine months ended September 30, 2013, compared with net cash used in operating activities of $17,011,378 in the same period in 2012. The increase of $18,864,540 in operating cash inflow was due to the receipt of $25.2 million from the Ordos project and prepayments on projects.

Investing Activities

Net cash provided by investing activities was $8,402,033 during the nine months ended September 30, 2013, an increase of $9,420,390 from net cash used in investing activities of $1,018,357 in the same period of 2012. The increase was attributed to the proceeds from the pending asset sale of Baoding in the amount of $8,926,705.

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Chaoyang District, Beijing, P.R.C 100102

Financing Activities

The cash used in financing activities was $5,970,435 for the nine months ended September 30, 2013, compared to cash provided by financing activities of $18,160,085 in the same period of 2012. The decrease was due to the payment of bank borrowings, loans from third-party companies and noncontrolling shareholders. We have repaid the corporate bond with the funds received from the buyer of the land and property in Baoding .

Restricted Net Assets

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries, VIEs and other affiliated entities, which is restricted by certain regulatory requirements. Relevant Chinese statutory laws and regulations permit payments of dividends by our Chinese affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC affiliates are required to set aside at least 10% of their after-tax profit after deducting any accumulated deficit based on PRC accounting standards each year to our general reserves until the accumulated amount of such reserves reach 50% of our registered capital. These reserves are not distributable as cash dividends. Our off-shore subsidiaries, TIS and Tri-Tech International Investment, Inc. (“TTII”), do not have material cash obligations to third parties. Therefore, the dividend restriction does not impact our liquidity. There is no significant difference between accumulated profit calculated pursuant to PRC accounting standards and our accumulated profit calculated pursuant to U.S. GAAP. As of September 30, 2013 and December 31, 2012, restricted retained earnings were $2,246,910 for both, and restricted net assets were $1,878,976 and $4,878,975, respectively. Unrestricted retained earnings as of September 30, 2013 and December 31, 2012 were $14,107,030 and $17,038,396, respectively, which were the amounts available for distribution in the form of dividends or for reinvestment.

Working Capital and Cash Flow Management

As of September 30, 2013, our working capital was $29,612,633, with current assets totaling $107,022,653 and current liabilities totaling $77,410,020.

We believe our current assets are sufficient to meet our capital requirements for the next 12 months. However, we may require additional cash to undertake new projects and to improve the implementation of the current projects. In the event our current capital is insufficient to fund these and other business plans, we may take the following actions to meet such working capital needs:

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Chaoyang District, Beijing, P.R.C 100102

	We may look into the possibility of optimizing our funding structure by obtaining short- and/or long-term debt through commercial loans. We are actively exploring opportunities with other major Chinese banks, and we expect to obtain additional lines of credit to pursue favorable project opportunities in the future. Other financing instruments into which we are currently looking include supply chain financing, project financing, trust fund financing and capital leasing.

	We may focus on improving our collection of accounts receivable. Most of our clients are central, provincial and local governments. We believe that our clients are in good financial conditions. Therefore, we expect good collectability from relatively high quality accounts receivables. The accounts receivable collection should catch up with our rapid growth in the near future. Given the high contractual interest rate on unpaid amounts for long-term projects, we expect that some clients may choose to pay before such interest starts to accrue.

	We avoided build and transfer projects, which tend to constrain our cash.

We are in the process of selling our real property in Baoding, along with all construction including the costs of construction and operation expended since acquisition for approximately $18.7 million. We acquired this property on November 26, 2010. The sale is expected to close before the end of 2013. We previously received approximately $8.9 million from the buyer which was used to satisfy our corporate bond obligations.

Order Backlog and Pipeline

Our backlog represents the amount of contract work remaining to be completed — revenues from existing contracts and work in progress expected to be recognized in current period, based on the assumption that these projects will be completed on time according to the project schedules. We evaluate the ongoing projects regularly and updates the schedules as appropriate.

The following table provides backlog by segments for as of September 30, 2013 and December 31, 2012, respectively.

	September 30, 2013		December 31, 2012
	USD Million	% of Total Backlog	USD Million	% of Total Backlog	% Change
Segment 1:	34.2	65.8%	38.7	64.4%	(11.7)%
Segment 2:	6.1	11.7%	6.7	11.1%	(9.4)%
Segment 3:	11.7	22.5%	14.7	24.5%	(20.5)%
Total	52.0	100.0%	60.1	100.0%	(13.6)%

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Chaoyang District, Beijing, P.R.C 100102

Pipeline represents the values of projects we have been actively pursuing. The pipeline as of September 30, 2013 and December 31, 2012 was as below:

	September 30, 2013		December 31, 2012
	USD Million	% of Total Pipeline	USD Million	% of Total Pipeline	% Change
Segment 1:	17.3	51.0%	50.7	57.6%	(65.9)%
Segment 2:	2.3	6.8%	2.5	2.8%	(7.2)%
Segment 3:	14.3	42.1%	34.8	39.5%	(59.0)%
Total	33.9	100.0%	88.0	100.0%	(61.5)%

Having a dynamic nature, the values of secured projects move from pipeline into backlog and backlog to revenue based on percentage of completion, sometimes simultaneously. The backlog decreased by 13.6% from December 31, 2012 to September 30, 2013, because of the projects’ progress in the third quarter of 2013. Being more rigorous in project selection, we narrowed down the number of candidate projects, so the pipeline declined significantly.

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Chaoyang District, Beijing, P.R.C 100102

-FINANCIAL TABLES –

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31,
	(Unaudited)	2012
ASSETS
Current assets
Cash*	$11,960,663	$8,098,657
Restricted cash*	5,087,685	4,352,443
Accounts and notes receivable, net of allowance for doubtful accounts of $3,683,789 and $1,475,771 as of September 30, 2013 and December 31 2012, respectively*	26,675,635	18,598,110
Unbilled revenue*	17,721,365	27,954,525
Other current assets*	4,596,575	3,825,770
Inventories*	11,797,155	8,459,073
Deposits on projects*	1,248,814	1,469,550
Prepayments to suppliers and subcontractors*	14,834,471	8,376,944
Assets held for sale	13,100,290	11,828,493
Total current assets	107,022,653	92,963,565
Long-term unbilled revenue*	40,806,309	51,219,694
Long-term accounts receivable	777,836	413,770
Plant and equipment, net*	1,543,939	1,764,784
Construction in progress	125,794	2,560
Intangible assets, net*	4,989,240	5,407,891
Long-term restricted cash	2,655,008	3,464,524
Goodwill	1,441,278	1,441,278
Total Assets	$159,362,057	$156,678,066

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$6,653,877	$5,890,511
Costs accrual on projects*	21,651,738	23,637,751
Advance from customers*	2,375,589	1,157,247
Advance from buyer of assets held for sale	9,033,350	-
Loans from third party companies and individuals*	8,795,489	6,400,659
Amount due to noncontrolling interest investor	5,623,017	9,047,068
Amount due to related party	1,847,263	1,656,420
Other payables*	504,074	461,258
Taxes payable*	6,151,286	5,577,533
Accrued liabilities*	580,893	485,354
Payable on investment consideration	280,559	582,966
Deferred income taxes*	1,551,844	1,782,786
Deferred revenue	-	289,485
Short-term bank borrowing (including VIE short-term borrowing of the consolidated VIEs without recourse to Tri-Tech Holdings of $7,478,149 and $2,754,158 as of September 30, 2013 and December 31, 2012, respectively)*	12,361,041	8,150,041
Total current liabilities	77,410,020	65,119,079
Noncurrent deferred income taxes	4,084,424	3,699,790
Long-term bank borrowings	11,370	17,976
Corporate Bond	-	7,935,122
Total Liabilities	81,505,814	76,771,967

Equity
Tri-Tech Holding Inc. shareholders' equity
Ordinary shares ($0.001 par value, 30,000,000 shares authorized; 8,470,874 and 8,259,506 shares issued as of September 30, 2013 and December 31, 2012, respectively; 8,449,774 and 8,238,406 shares outstanding as of September 30, 2013 and December 31, 2012, respectively)	8,471	8,259
Additional paid-in-capital	50,753,589	50,119,428
Statutory reserves	2,246,910	2,246,910
Retained earnings	14,107,030	17,038,396
Treasury shares (21,100 shares in treasury as of September 30, 2013 and December 31, 2012, respectively)	(193,750)	(193,750)
Accumulated other comprehensive income	5,812,376	5,086,827
Total Tri-Tech Holding Inc. shareholders' equity	72,734,626	74,306,070
Noncontrolling interests	5,121,617	5,600,029
Total equity	77,856,243	79,906,099
Total Liabilities and Equity	$159,362,057	$156,678,066

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Chaoyang District, Beijing, P.R.C 100102

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Three Months Ended September 30,
	2013	2012
	(Unaudited)	(Unaudited)
Revenues:
System integration	7,516,723	16,381,899
Hardware products	1,585,706	1,764,912
Total revenues	9,102,429	18,146,811
Cost of revenues
System integration	5,507,286	12,110,593
Hardware products	1,248,733	1,371,138
Total cost of revenues	6,756,019	13,481,731
Gross profit	2,346,410	4,665,080
Operating expenses:
Selling and marketing expenses	611,776	1,031,607
General and administrative expenses	4,093,434	3,908,026
Research and development expenses	200,363	7,074
Total operating expenses	4,905,573	4,946,707
Loss from operations	(2,559,163)	(281,627)
Other income (expense):
Other income, net	1,706,030	41,428
Interest income	76,959	27,205
Interest expense	(603,221)	(652,204)
Total other income (expense)	1,179,768	(583,571)
Loss before provision for income taxes	(1,379,395)	(865,198)
Provision for income taxes	64,385	-
Net loss	(1,443,780)	(865,198)
Less: net loss attributable to noncontrolling interests	(213,204)	(188,176)
Net loss attributable to Tri-Tech Holding Inc. shareholders	$(1,230,576)	$(677,022)
Net loss	(1,443,780)	(865,198)
Other comprehensive loss
Foreign currency translation adjustment	(260,382)	(1,402,386)
Comprehensive loss	(1,704,162)	(2,267,584)
Less: comprehensive loss attributable to noncontrolling interests	(182,231)	(204,827)
Comprehensive loss attributable to Tri-Tech Holding Inc.	$(1,521,931)	$(2,062,757)
Weighted average number of ordinary shares outstanding:
Basic	8,407,085	8,215,536
Diluted	8,407,085	8,215,536
Net loss attributable to Tri-Tech Holding Inc. shareholders per share are:
Basic	$(0.15)	$(0.08)
Diluted	$(0.15)	$(0.08)

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Chaoyang District, Beijing, P.R.C 100102

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Nine Months Ended September 30,
	2013	2012
	(Unaudited)	(Unaudited)
Revenues:
System integration	29,776,133	56,656,331
Hardware products	6,089,741	3,752,326
Total revenues	35,865,874	60,408,657
Cost of revenues
System integration	22,594,161	42,303,768
Hardware products	4,963,362	2,398,243
Total cost of revenues	27,557,523	44,702,011
Gross profit	8,308,351	15,706,646
Operating expenses:
Selling and marketing expenses	2,506,853	2,806,453
General and administrative expenses	9,635,485	10,008,932
Research and development expenses	392,437	87,472
Total operating expenses	12,534,775	12,902,857
(Loss) income from operations	(4,226,424)	2,803,789
Other income (expense):
Other income, net	2,874,842	1,124,812
Interest income	106,130	109,749
Interest expense	(2,042,230)	(1,647,135)
Fair Value change on contingent investment consideration	-	7,000
Investment gain	-	78,558
Total other income (expense)	938,742	(327,016)
(Loss) income before provision for income taxes	(3,287,682)	2,476,773
Provision for income taxes	218,778	601,555
Net (loss) income	(3,506,460)	1,875,218
Less: net loss attributable to noncontrolling interests	(575,091)	(256,772)
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders	$(2,931,369)	$2,131,990
Net (loss) income	(3,506,460)	1,875,218
Other comprehensive loss (income)
Foreign currency translation adjustment	725,549	(1,113,149)
Comprehensive loss	(2,780,911)	762,069
Less: comprehensive (loss) income attributable to noncontrolling interests	(478,412)	(253,030)
Comprehensive (loss) income attributable to Tri-Tech Holding Inc.	$(2,302,499)	$1,015,099
Weighted average number of ordinary shares outstanding:
Basic	8,304,503	8,201,771
Diluted	8,304,503	8,201,771
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders per share are:
Basic	$(0.35)	$0.26
Diluted	$(0.35)	$0.26

Floor 16th, Tower B, Renji Plaza, No. 101 Jingshun Road,	11 / 17
Chaoyang District, Beijing, P.R.C 100102

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Nine Months Ended September 30,
	2013	2012
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,506,460)	$1,875,218
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Amortization of share-based compensation expense	331,953	951,964
Depreciation and amortization	919,376	873,276
Provision for doubtful accounts	2,144,637	554,033
Loss on disposal of plant and equipment	85,599	-
Gain on investment in joint venture	-	(78,558)
Deferred income taxes	(61,627)	680,196
Changes in operating assets and liabilities :
Accounts receivable	(9,932,706)	(1,341,555)
Unbilled revenue	21,113,816	(14,579,623)
Restricted cash	190,321	(850,229)
Other current assets	(604,639)	(3,922,470)
Inventories	(3,289,447)	391,186
Prepaid expenses	148,615	(246,535)
Prepayments	(6,364,681)	(5,544,557)
Accounts payable	529,316	(7,058,085)
Notes payable	-	(1,173,199)
Cost accrual on projects	(1,399,485)	7,135,547
Advance from customers	619,641	1,525,756
Other payables	657,800	1,084,635
Taxes payable	$632,193	2,898,619
Accrued liabilities	(67,673)	(56,228)
Deferred revenue	(293,387)	(130,769)
Net cash provided by (used in) operating activities	1,853,162	(17,011,378)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of assets	8,926,705	-
Payment in business acquisition	-	(35,273)
Cash paid on investment consideration	-	(82,159)
Cash proceeds from disposal of PPE	27,522	-
Payment to purchase plant and equipment	$(132,096)	(262,584)
Cash paid to acquire intangible asset	-	(36,914)
Cash paid for construction in progress	(420,098)	(557,279)
Collection of loan to third-party companies	-	105,230
Payment of loan to third-party companies	-	(149,378)
Net cash provided by (used in) investing activities	8,402,033	(1,018,357)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	9,159,121	14,050,056
Payment of bank borrowing	(5,151,369)	(7,734,796)
Proceeds from the issuance of ordinary shares	302,419	-
Proceeds from the Issuance of corporate bond	-	7,893,407
Payment of the corporate bond	(8,174,583)	-
Proceeds from amount due to shareholder	156,509	1,105,077
Proceeds from loan from third-party companies and individuals	6,187,532	5,015,222
Payment of loan from third-party companies and individuals	(4,142,089)	(962,768)
Proceeds from loan from non-controlling shareholders	-	773,554
Payment of loan from non-controlling shareholders	(4,307,975)	(1,979,667)
Net cash (used in) provided by financing activities	(5,970,435)	18,160,085
EFFECTS OF EXCHANGE RATE CHANGE IN CASH	(422,754)	960,482
INCREASE IN CASH	$3,862,006	$1,090,832
CASH, beginning of the period	8,098,657	11,935,746
CASH, end of the period	11,960,663	13,026,578
Supplemental disclosure for cash flow information:
Income taxes paid	154,095	157,016
Interest paid on debt	1,665,156	684,202
Supplemental disclosure for noncash investing activity:
Issued 196,368 and 30,207 ordinary shares as one of the consideration in business combination	302,407	229,875
Gain on long-term investment to India Joint Venture	-	78,558
Fair value change on contingent consideration payable	-	7,000

Floor 16th, Tower B, Renji Plaza, No. 101 Jingshun Road,	12 / 17
Chaoyang District, Beijing, P.R.C 100102

About Tri-Tech Holding Inc.

Tri-Tech is an innovative provider of consulting, engineering, procurement, construction and technical services. The Company supports government, state owned entities and commercial clients by providing efficiency oriented solutions focused on treatment of water and waste water, management of water resources and water-efficient irrigation, as well as industrial emission and safety controls. With software copyrights, product patents, and capable employees in China, the U.S. and India, Tri-Tech’s capabilities span the cycle of innovation. Please visit www.tri-tech.cn for more information.

An online investor kit including a company profile, presentations, press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.tri-tech.cn/ir. To subscribe to future releases via e-mail alert, visit http://www.tri-tech.cn/ir/info/request .

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tri-Tech Holding Inc.

www.tri-tech.cn
IR Department
+86 10 57323666
ir@tri-tech.cn

Floor 16th, Tower B, Renji Plaza, No. 101 Jingshun Road,	13 / 17
Chaoyang District, Beijing, P.R.C 100102